Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

October 21, 2022

Ms. Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”) File Nos.: 33-87762 and 811-08918 Post Effective Amendment No. 96

Dear Ms. O’Neal:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our conversation of October 12, 2022 with respect to Post-Effective Amendment No. 96 to Registrant’s Registration Statement filed on August 29, 2022.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You requested that the Registrant provide you with the completed updated fee and expense tables at least one week prior to effectiveness.

Response:	The completed updated fee and expense tables have been provided under separate cover.

2.	With respect to The ESG Growth Portfolio, you requested that an 80% test for ESG investments be added to the Principal Investment Strategies and suggested that the disclosure with respect to the use of ESG screens might be changed to state that it refers to “all” cases, rather than “some.”

October 21, 2022

Response:	The Registrant respectfully declines to add an 80% policy because the term “ESG” refers to a strategy of the Portfolio, rather than a type of investment. The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. The SEC Staff, however, stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “ESG” in the Portfolio’s name refers to the Portfolio’s investment strategy. Further, the Registrant cannot state that ESG screens are used in all cases. As disclosed in the prospectus, some Specialist Managers, usually passive managers, do use ESG screens, other, usually active, managers however, engage in more active evaluations of ESG factors.

3.	With respect to The Emerging Markets Portfolio, you requested that the disclosure provide objective criteria according to which the Portfolio determines which countries qualify as “emerging markets.”

Response:	As we discussed, the Portfolio is operated using a multi-manager structure. Accordingly, the “Portfolio” does not necessarily have a singular approach as each sub-adviser is able to employ its own criteria. The disclosure does currently note that the Portfolio primarily invests in countries that are included in the Morgan Stanley Capital International Emerging Markets Index. The Registrant believes that this disclosure should be sufficient to satisfy the concerns raised by this comment.

4.	With respect to The Corporate Opportunities Portfolio, you requested that disclosure be added regarding any limits on the market capitalization of companies whose equity securities may be purchased by the Portfolio.

Response:	The disclosure will be updated to state that the Portfolio may invest in equity securities of companies of any market capitalization.

5.	With respect to The Intermediate Term Municipal Bond Portfolio, you requested that disclosure be added to provide a “cap” on the maturity level of securities held by the Portfolio.

Response:	As we discussed, the disclosure states that the Portfolio invests in securities such that the Portfolio “will have an effective dollar weighted average portfolio maturity that is within the range of the average portfolio maturity in the Bloomberg 3-10 Year Blend (2-12) Total Return Index.” This index is an objective measure of “intermediate term.” The disclosure has been updated to reflect the current maturity range of the index, which is 0-12 years. While the Portfolio is committed to maintaining an average maturity with the designated intermediate range, putting a hard “cap” on the maturity of individual securities acquired by the Portfolio would unnecessarily restrict the portfolio managers’ options. Further, the disclosure also

October 21, 2022

sets forth the actual average maturity as of the most recent fiscal year end which acts as an assurance that the Portfolio, as a whole, is investing in accordance with its stated policies.

Very truly yours,

Don E. Felice